787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

April 26, 2010

VIA EDGAR CORRESPONDENCE

John Ganley, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4644

Re:                               Credit Suisse Global High Yield Fund, Inc. (Post-Effective Amendment No. 13, Securities Act File No. 333-60695, Investment Company Act File No. 811-08927) (“Global High Yield Fund”)
Credit Suisse Large Cap Blend Fund, Inc. (Post-Effective Amendment No. 14, Securities Act File No. 333-60675, Investment Company Act File No. 811-08921) (“Large Cap Blend Fund”) (collectively, the “Funds”)

Dear Mr. Ganley:

This letter responds to comments you provided in telephone conversations with the undersigned on April 7, April 9 and April 14, 2010, with respect to the Post-Effective Amendments filed by the above-referenced Funds on February 24, 2010.  For your convenience, the substance of those comments has been restated below.  The Funds’ responses to each comment are set out immediately under the restated comment.

Comments for Both Funds

Comment No. 1:    Please advise whether the Funds will use the summary section of the prospectus as a stand-alone prospectus.

Response:             The Funds have advised us that they do not intend to use the summary section of the prospectuses as a stand-alone prospectus.

Comment No. 2:    The last sentence in the after-tax return disclosure in the prospectuses should be deleted if it is not applicable to the returns in the table.

Response:             The disclosure has been revised as requested.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 3:            In the purchase and sale section in the summary section of the prospectuses, delete the disclosure that purchases and sales are made at net asset value determined after receipt of the request because that disclosure is neither permitted nor required by Item 6 of Form N-1A.

Response:             The Funds respectfully submit that it is appropriate to disclose in the summary section that purchases and redemptions are made at the Fund’s next-determined net asset value after receipt of the request (subject to any applicable sales charge for Large Cap Blend Fund) and that no change to the disclosure is necessary.  Inclusion of this disclosure in response to Item 6 provides information necessary to avoid any confusion as to the price applicable to any purchase or redemption transaction.

Comment No. 4:            The prospectus disclosure regarding fair valuation should be revised to make it more specific to the particular Fund.

Response:             The disclosure has been revised as requested.

Comment No. 5:            Each Fund’s fundamental investment policy on concentration in its Statement of Additional Information states in pertinent part that the Fund may not invest more than 25% of its total assets in the securities of issuers conducting their principal business activities in any one industry, provided that, for purposes of this policy, there is no limitation in respect of instruments issued or guaranteed by any state, territory or possession of the United States, the District of Columbia or any of their authorities, agencies, instrumentalities or political subdivisions.  This policy is overbroad, because Guide 19 to Form N-1A states that funds may not carve out of their concentration policies tax-exempt bonds issued by non-governmental users or taxable securities.  Each Fund should adopt a non-fundamental investment policy that the Fund will not invest more than 25% of its assets in taxable municipal bonds in the same industry or adopt an interpretation of its concentration policy that makes clear that the exception applies only to tax-exempt municipal bonds.

Response:             Large Cap Blend Fund does not invest in municipal bonds and Global High Yield Fund may invest in municipal securities only to a limited extent.  As a result, neither Fund takes advantage of this exception in its concentration policy.  However, each Fund will ask the Board to consider the adoption of such a non-fundamental policy at an upcoming Board meeting.

Comment No. 6:            The enhanced board disclosure should be included in the Fund’s 485(b) filing.

Response:             This disclosure will appear in each Fund’s post-effective amendment filed pursuant to Rule 485(b).

Comment No. 7:            Provide Tandy representations.

Response:             The Funds will provide Tandy representations by separate correspondence.

Global High Yield Fund

Comment No. 8:            The staff believes that the name of the Fund is misleading because as of December 31, 2009, the end of its fiscal year, at least 81% of the Fund’s assets were invested in U.S.

issuers.  Because the Fund is not being operated as a global fund, either the Fund’s name should be changed or its investment policies changed to require at least 40% of the Fund’s assets to be invested outside the United States.

Response:             The Fund’s Board of Directors has approved a change in the Fund’s name to “Credit Suisse High Yield Fund, Inc.” to be effective May 1, 2010, simultaneously with the Fund’s updated prospectus and Statement of Additional Information.

In connection with the name change, the Fund has adopted a new benchmark, also effective May 1, 2010.  Returns for the new benchmark have been added to the average annual total returns table in the prospectus.

Comment No. 9:            The fee table should make clear if the redemption fee is applicable to exchanges.

Response:             The Fund does not have an exchange privilege since the other Credit Suisse Funds do not offer Institutional Class shares that would be exchangeable with Fund shares.

Comment No. 10:          Disclosure should be added to the principal investment strategies section that the Fund currently invests primarily in U.S. issuers.

Response:             The disclosure has been added as requested.

Comment No. 11:          Disclosure should be added to the principal investment strategies section of the prospectus about the derivatives in which the Fund can invest along with more specific disclosure about the risks presented by those derivatives.  The prospectus should also make clear whether the derivatives are part of the Fund’s principal strategies.

Response:             The disclosure has been revised to delete the reference to derivatives from the principal investment strategies section in the summary section.  The portfolio managers have confirmed that derivatives are not part of the Fund’s principal investment strategies.

Comment No. 12:          The disclosure should make clear how long the portfolio managers have served in that capacity for the Fund.

Response:             The disclosure has been revised as requested.

Large Cap Blend Fund

Comment No. 13:          The table of contents in the common class prospectus should be revised to show that the expense example and portfolio turnover are subheadings of fees and expenses.

Response:             This revision has been made.

Comment No. 14:          The Fund should not define “large capitalization” by reference to the Standard & Poor’s 500 Index, because that the smallest companies in that Index are really middle capitalization or small capitalization companies, not large cap.

Response:             The Fund respectfully disagrees with this comment.  The Frequently Asked Questions about Rule 35d-1, which are relevant here since Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), as amended, applies to the Fund’s name, state that registrants “should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”  The Fund believes it is reasonable to refer to the S&P 500 Index to define large cap, based on Standard & Poor’s own description of the Index.  The fact sheet prepared by Standard & Poor’s on this Index states that the Index covers “[t]he large cap segment of the U.S. equities market, covering approximately 75% of the U.S. equities market” and that the minimum capitalization for inclusion in the Index is in excess of $3.5 billion, although “[t]his minimum is reviewed from time to time to ensure consistency with market conditions.”

Comment No.  15:         The description of the portfolio managers should provide more information about the roles of the portfolio managers and how they relate to one another, as required by Item 10(a)(2) of Form N-1A.

Response:             The Fund has informed us that because the portfolio managers are members of the Quantitative Equities Group, which is responsible for the day-to-day portfolio management of the Fund, they share in all aspects of the Fund’s portfolio management and their responsibilities as team members for the Fund are not differentiated.  The disclosure has been revised to make clear that the portfolio managers share day-to-day responsibilities for portfolio construction and risk management.

Comment No. 16:          The footnote to the fee table in the load class prospectus that explains the deferred sales charge applicable to Class A shares should be deleted since it is neither permitted nor required by Form N-1A.

Response:             The Fund respectfully submits that the footnote is appropriate disclosure since it explains that a deferred sales charge of 1% will be applied to redemptions of Class A shares that were purchased without a front-end sales load.  Because the deferred sales charge is applicable only to certain redemptions, the Fund believes that it would be misleading for the fee table to state that a 1% deferred sales charge was generally applicable to redemptions of Class A shares.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,
/s/Dianne E. O’Donnell
Dianne E. O’Donnell

cc:                                 J. Kevin Gao, Esq.
Rose F. DiMartino, Esq.
Elliot J. Gluck, Esq.